FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

             Pursuant to Rule 13a-16 or 15d-16 under the Securities
                              Exchange Act of 1934

For the period ending: December 29, 2010
Commission File Number:  0-28542

                             ICTS International N.V.
                             -----------------------
                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  ...X..           Form 40-F  .....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes .....      No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Item.   5.07     Submission of Matters to a Vote of Security Holders

      On December 29 2010 the Company held its annual meeting of Shareholders. The Shareholders received the Company's proxy Statement, Proxy and Annual Report for the year ended December 21, 2009. The Shareholders voted and approved the following matters:

      1. Approved the English language for the Company's annual accounts by a vote of 4,563,789 in favor, 39,983 against and none abstained.

      2. Approved the annual accounts of the Company for the fiscal year 2009 by a vote of 4,562,545 in favor, 41,126 against and 100 abstained.

      3. Elected Raanan Nir and Ran Langer as Managing Directors by a vote of 4,601,172 in favor, 2,600 against and none abstained.

      4. Elected 6 of the 7 nominees for the Supervisory Board. The 6 elected were Menachem J. Atzmon, Gail F. Lieberman, Philip M. Getter, Gordon Hausmann, Elie Housman and David W. Sass all by a vote of 4,601,172 in favor, 2,600 against and none abstained. Mr Avraham Dan was not elected having received less that a majority of the outstanding shares receiving 1,422,172 in favor, 3,179,000 against and none abstained.

      5. Ratified the appointment of the Independent Auditors for the Company by a vote of 4,563,788 in favor, 39,984 against and none abstained.

      6. Approved the discharge from liability of the Management and Supervisory Boards by a vote of 4,514,449 in favor, 83,179 against and 1,142 abstained.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ICTS INTERNATIONAL N.V.

                                  By: /s/ Raanan Nir
                                      ------------------------------------------
                                      Raanan Nir, Managing Director

Dated: December 30, 2010